DISABILITY RIDER-
WAIVER OF SCHEDULED PREMIUMS

In this rider, "we," "our" and "us" mean Equitable Variable Life Insurance Company. "You" and "your" mean the owner of the policy at the time an owner's right is exercised.

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THIS RIDER'S BENEFITS AND ITS COSTS. We will pay the scheduled premiums for this policy when we receive proof that total disability of the insured person has existed continuously for at least six months, as provided in this rider.

If total disability begins on or after the insured person's fifth birthday and before the age 60 anniversary, we will pay all such scheduled premiums while total disability continues.

If total disability begins at or after the age 60 anniversary, we will pay only scheduled premiums due before the age 65 anniversary while total disability continues.

In this rider,  "age 60 anniversary"  and "age 65  anniversary"  mean the policy
anniversaries   nearest  the   insured   person's   60th  and  65th   birthdays,
respectively.

While scheduled premiums are being waived:

1. Insurance under the policy and under any additional benefit riders will be provided in accordance with their terms; and

2. If no withdrawals are made during the time the insured person is totally disabled, the policy will not go into default during a period we are paying scheduled premiums; and

3. You may continue to pay optional premiums under the policy. We reserve the right to limit optional premiums paid in any policy year.

We will pay scheduled premiums at the premium payment frequency in effect when total disability began. We will refund any premiums paid by you during the time the insured person is totally disabled and prior to the time we begin to pay scheduled premiums, but not more than the scheduled premiums due during this time.

The Policy Information section of the policy or the rider that adds this benefit shows the scheduled premiums for the rider and the premium payment period. While this rider is in effect, its charge will be a part of the monthly deduction from the Policy Account. The maximum monthly charge for this benefit is shown in the Table of Maximum Monthly Charges for Benefits on Page 4 - Continued of the Policy.

WHAT IS TOTAL DISABILITY? Total disability means the insured person's complete inability, because of bodily injury or disease, to perform all of the substantial and material duties of his or her regular occupation. However, after 24 consecutive months of such disability, total disability will mean the insured person's complete inability to engage in any gainful occupation for which he or she is reasonably fitted by education, training, or experience.

We will also recognize the complete and irrevocable loss of sight of both eyes, or the use of both hands or both feet, or of one hand and one foot as total disability. We will presume any such loss to be total disability even if the insured person engages in any occupation.

WHAT IS NOT COVERED?  We will not pay scheduled premiums:

1. For a total disability that begins before the insured person's fifth birthday, or that begins while this rider is not in effect; or

2.   If total disability results from:

     a.  Intentionally self-inflicted injury; or

     b. Service in the armed forces of any country at war, including declared and undeclared war and resistance to armed aggression.

YOU MUST GIVE US PROOF OF DISABILITY. Before we pay any scheduled premiums, we must be given written notice of claim, and proof that total disability of the insured person has existed continuously for at least six months. This must be done while total disability continues and while the insured person is still living, or as soon as reasonably possible. If notice or proof is not given as soon as reasonably possible, we will not pay or refund any scheduled premium that was due more than one year prior to the date that proof is given to us.

We may require proof at reasonable intervals that total disability continues. After total disability has continued for two years we will not require proof more than once a year. We will not require proof after the age 65 anniversary if scheduled premiums have been waived for the five preceding years.

We may require examination of the insured person by our medical representatives at our expense as part of any proof of total disability.

We will not pay scheduled premiums if proof is not furnished as required.


R90-213     Disability Rider Waiver of Scheduled Premiums    (continued on back)

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WHEN THIS RIDER WILL TERMINATE.  This rider will not be in effect:

1.   At and after the age 65 anniversary;

2.   If the policy is terminated or is being continued under an Option on Lapse;
     or

3. If at any time a loan and accrued loan interest exceeds the cash surrender value of the policy (see the Loan Value provision of the policy).

You may terminate this rider by asking for this in writing. The effective date of termination will be the beginning of the policy month which coincides with or next follows the date we receive your request.

A claim based on total disability that begins before termination of this rider will not be affected by the termination.

WHEN THIS RIDER IS INCONTESTABLE. This rider will become incontestable only after it has been in effect, during the lifetime of the insured person and without the occurrence of total disability of the insured person, for two years from the later of: (a) the Date of Issue of the Policy; or (b) the date as of which this rider becomes effective if added after issue of the policy.

HOW THIS RIDER RELATES TO THE POLICY. This rider is a part of the policy. Its benefits are subject to all the terms of this rider and the policy.


                    EQUITABLE VARIABLE LIFE INSURANCE COMPANY


              SPECIMEN                              SPECIMEN
Joan B. Miastkowski    Secretary      Joseph J. Melone    Chairman of the Board


R90-213